Exhibit 99.1

LATAM passenger operation continues to show signs of recovery in October

Santiago, November 11th, 2020.- LATAM Airlines Group continues to show a gradual recovery of its passenger operation during the last months. In October it operated 26.8% of its capacity (measured in "available seat-kilometer" -ASK), while in September it was 20.0% and in August 13.9% compared to the same period in 2019. This recovery follows a drastic reduction in the LATAM operation last April (5.7%) as a result of the Covid-19 pandemic.

October’s higher capacity is explained by the increase of the Brazilian domestic market, which represented 52.6% of the capacity operated during this period, which translates into 1.2 million passengers transported out of a total of 1.8 million. In particular, the increase of operations towards the northeast of Brazil stand out.

In October, LATAM Airlines Group restarted international routes from Santiago de Chile to Santa Cruz de la Sierra (Bolivia), Guayaquil (Ecuador) and Bogotá (Colombia); from São Paulo, the return of the route to Mexico City; and the resumption of domestic and international air operations from Peru. In total, LATAM and its affiliates made 440 flights a week compared to 310 in September both domestically and internationally, representing a 42% increase.

With respect to the particular operation in October, passenger traffic (measured in "revenue passenger kilometer" - RPK) was a 22.1% of the traffic of the same period of the previous year, reaching a load factor of 68.1% (14.4 percentage points below the previous year).

In relation to cargo operations, the load factor was 78.1% (15.5 percentage points over the same period of the previous year). LATAM Cargo has maximized the use of its B-767F cargo fleet and has used passenger aircraft for exclusive cargo transportation.

LATAM continues to strengthen health and safety measures throughout its operation, implementing the recommendations of the World Health Organization (WHO), the health authorities of the countries where it operates and the International Air Transport Association (IATA). On all flights, the use of a mask is required throughout the journey, alcohol gel is available in the cabin, and an onboard service is implemented to reduce interaction between crew and passengers. In addition, the entire fleet has HEPA filters, capable of removing 99.97% of particles, including viruses and bacteria, thanks to the renewal of the air every 2 or 3 minutes, ensuring a permanent hygienic environment, among other measures.

The following table summarizes traffic figures for the month and includes a year-to-date breakdown for LATAM’s main business units.

INVESTOR RELATIONS CONTACT INFORMATION

LATAM Airlines Group S.A.

Investor Relations

InvestorRelations@latam.com

Tel: (56-2) 2565-8765

www.latamairlinesgroup.net

	October				Year to Date
	2020	2019	% Change		2020	2019	% Change

LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	2,310	10,435	-77.9%		35,781	103,120	-65.3%
DOMESTIC SSC (1)	489	1,868	-73.8%		6,780	18,183	-62.7%
DOMESTIC BRAZIL (2)	1,448	3,129	-53.7%		12,940	26,778	-51.7%
INTERNATIONAL (3)	373	5,438	-93.1%		16,062	58,159	-72.4%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	3,392	12,652	-73.2%		46,441	123,358	-62.4%
DOMESTIC SSC (1)	733	2,432	-69.8%		8,850	22,394	-60.5%
DOMESTIC BRAZIL (2)	1,785	3,667	-51.3%		16,411	32,714	-49.8%
INTERNATIONAL (3)	873	6,552	-86.7%		21,180	68,251	-69.0%

PASSENGER LOAD FACTOR
SYSTEM	68.1%	82.5%	-14.4	pp	77.0%	83.6%	-6.5	pp
DOMESTIC SSC (1)	66.7%	76.8%	-10.1	pp	76.6%	81.2%	-4.6	pp
DOMESTIC BRAZIL (2)	81.1%	85.3%	-4.2	pp	78.8%	81.9%	-3.0	pp
INTERNATIONAL (3)	42.7%	83.0%	-40.3	pp	75.8%	85.2%	-9.4	pp

PASSENGERS BOARDED (thousand)
SYSTEM	1,882	6,537	-71.2%		22,777	60,780	-62.5%
DOMESTIC SSC (1)	603	2,329	-74.1%		7,776	21,852	-64.4%
DOMESTIC BRAZIL (2)	1,211	2,969	-59.2%		11,341	25,246	-55.1%
INTERNATIONAL (3)	68	1,239	-94.5%		3,660	13,682	-73.2%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	281	299	-6.0%		2,526	2,900	-12.9%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	401	547	-26.7%		3,864	5,264	-26.6%

CARGO LOAD FACTOR
SYSTEM	70.1%	54.6%	15.5	pp	65.4%	55.1%	10.3	pp

About LATAM Airlines Group S.A.

LATAM is Latin America’s leading airline group, with presence in five domestic markets in South America: Brazil, Chile, Colombia, Ecuador and Peru, along with international operations within Latin America and to Europe, US and the Caribbean.

The group operates a fleet including Boeing 787, Airbus A350, A321, A320neo and A319 aircraft, the most modern models of their kind.

LATAM is the only airline group of the Americas and one three in the world to join the Dow Jones Sustainability Index World, where it’s recognized for its sustainable practices, based on three criteria: economics, social and environmental.

The shares of LATAM Airlines Group are traded in the Santiago Stock Exchange and in the US, its ADRs are traded in the OTC (over-the-counter) markets.

For further information, visit www.latam.com. For financial information: www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Argentina, Ecuador and Colombia.

(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.

(3)	International = International passenger operations of LAN and TAM.

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